CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED
JUNE 30, 2009

(Expressed in thousands of Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in thousands of Canadian Dollars)

		June 30	December 31
		2009	2008
	Note		(Note 8)

ASSETS

Non-current assets
Property, plant and equipment		$1	$11
Investment in the Pebble Limited Partnership	5	116,120	121,611
		116,121	121,622

Current assets
Balances receivable from related parties	6	136	149
Amounts receivable and prepayments		91	165
Marketable securities		3	2
Cash and cash equivalents		45,411	45,966
		45,641	46,282

Total Assets		$161,762	$167,904

EQUITY
Share capital		$368,571	$365,202
Reserves		45,246	47,710
Deficit		(252,124)	(245,156)
		161,693	167,756

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		69	148
		69	148

Total Equity and Liabilities		$161,762	$167,904

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are authorized for issue on August 4, 2009. They are signed on the Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Robert A. Dickinson

Ronald W. Thiessen	Robert A. Dickinson
Director	Director

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

		Three months ended June 30		Six months ended June 30
		2009	2008	2009	2008
	Note		(Note 8)		(Note 8)

Expenses
Depreciation		$1	$–	$10	$–
Conference and travel		79	41	189	103
Exploration		17	2	69	68
Foreign exchange loss (gain)		86	255	44	(1,036)
Legal, accounting and audit		55	136	96	76
Office and administration		626	328	1,665	664
Shareholder communication		213	86	407	138
Share-based compensation		1,352	3,777	5,820	4,447
Trust and filing		28	16	174	187
Loss from operating activities		2,457	4,641	8,474	4,647
Interest income		(47)	(235)	(135)	(627)
Loss before taxes		2,410	4,406	8,339	4,020
Income taxes		–	–	–	–
Loss for the period		$2,410	$4,406	$8,339	$4,020

Other comprehensive loss (income)
Unrealized loss (gain) on available-for-sale marketable securities		(1)	(1)	(1)	1
Exchange difference arising on translation of investment in
the Pebble Limited Partnership		9,815	818	5,491	(2,836)
Other comprehensive loss (income)		$9,814	$817	$5,490	$(2,835)

Total comprehensive loss		$12,224	$5,223	$13,829	$1,185

Basic and diluted loss per common share	4	$0.03	$0.05	$0.09	$0.04

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
		(Note 8)		(Note 8)

Operating activities
Loss for the period	$(2,410)	$(4,406)	$(8,339)	$(4,020)
Items not involving cash:
Depreciation	1	–	10	–
Donation of shares	–	–	437	–
Interest income	(47)	(235)	(135)	(627)
Share-based compensation	1,352	3,777	5,820	4,447
	(1,104)	(864)	(2,207)	(200)
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	47	55	74	119
Accounts payable and accrued liabilities	(97)	25	(79)	(1,517)
Balances receivable from related parties	(122)	(561)	13	415
	(172)	(481)	8	(983)

Net cash used in operating activities	(1,276)	(1,345)	(2,199)	(1,183)

Investing activities
Interest income	47	235	135	627
Net cash provided from investing activities	47	235	135	627

Financing activities
Common shares issued for cash, net of issue costs	1,478	–	1,509	–
Net cash provided from financing activities	1,478	–	1,509	–

Increase (decrease) in cash and cash equivalents	249	(1,110)	(555)	(556)
Cash and cash equivalents at beginning of the period	45,162	39,682	45,966	39,128

Cash and cash equivalents at end of the period	$45,411	$38,572	$45,411	$38,572

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited-Expressed in thousands of Canadian Dollars, except for share information)

	Share capital		Reserves
				Foreign	Available-for-
			Share based	currency	sale financial
	Number of shares	Amount	payments	translation	assets	Deficit	Total

Balance at January 1, 2008 (Note 8)	92,543,639	$365,202	$17,381	$–	$(3)	$(244,005)	$138,575
Share-based compensation	–	–	4,447	–	–	–	4,447
Total comprehensive income (loss) for the period (Note 8)	–	–	–	2,836	(1)	(4,020)	(1,185)
Balance at June 30, 2008	92,543,639	$365,202	$21,828	$2,836	$(4)	$(248,025)	$141,837

Balance at January 1, 2009	92,543,639	$365,202	$23,718	$22,635	$(14)	$(243,785)	$167,756
Shares issued	391,786	1,946	–	–	–	–	1,946
Share-based compensation	–	–	5,820	–	–	–	5,820
Fair value of share options allocated to shares issued on exercise	–	1,423	(1,423)	–	–	–	–
Total comprehensive income (loss) for the period	–	–	–	(5,491)	1	(8,339)	(13,829)
Balance at June 30, 2009	92,935,425	$368,571	$28,115	$17,144	$(13)	$(252,124)	$161,693

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009 and 2008
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The address of the Company’s registered office is #1020 – 800 West Pender Street, Vancouver, BC, Canada V6C 2V6. The condensed consolidated interim financial statements ("Interim Financial Statements") of the Company as at and for the period ended June 30, 2009 comprise the Company and its subsidiaries (note 7) and the Company’s interest in jointly controlled entities. The Company is the ultimate parent. The Company’s principal mineral property interest is its 50% share in the Pebble Project located in Alaska, United States of America ("USA").

The Company is in the process of exploring its mineral property interests and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Company’s continuing operations and the underlying value and recoverability of the amounts shown for the investment in the Pebble Project is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Company to obtain the necessary financing to complete the exploration and development of the investment in the Pebble Project; obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the investment in the Pebble Project.

2.	SIGNIFICANT ACCOUNTING POLICIES

	(a)	Statement of Compliance and Conversion to International Financial Reporting Standards

The Canadian Accounting Standards Board ("AcSB") confirmed in February 2008 that IFRS will replace Canadian generally accepted accounting principles ("GAAP") for publicly accountable enterprises for financial periods beginning on and after January 1, 2011, with the option available to early adopt IFRS from periods beginning on or after January 1, 2009 upon receipt of approval from the Canadian Securities regulatory authorities, which the Company received in early February 2009.

These Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34"), using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These IFRS Interim Financial Statements are for part of the period covered by the Company’s first IFRS consolidated annual financial statements to be presented in accordance with IFRS for the year ending December 31, 2009. Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with GAAP.

	(b)	Basis of Preparation

These Interim Financial Statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale which are stated at their fair value. In addition these Interim Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009 and 2008
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated)

The preparation of these Interim Financial Statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. These Interim Financial Statements do not include all of the information required for full annual financial statements.

These Interim Financial Statements have been prepared on the basis of IFRS standards that are expected to be effective or available for early adoption on December 31, 2009, the Company’s first annual reporting date.

These standards are subject to change and may be affected by additional interpretation(s). Accordingly, the accounting policies for the annual period that are relevant to these Interim Financial Statements will be determined only when the first full IFRS financial statements are prepared for the year ending December 31, 2009.

The preparation of these Interim Financial Statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under GAAP. The accounting policies set out below have been applied consistently to all periods presented in these Interim Financial Statements. They also have been applied in preparing an opening IFRS statement of financial position as at January 1, 2008 for the purposes of the transition to IFRS, as required by IFRS 1, First Time Adoption of International Financial Reporting Standards ("IFRS 1"). The impact of the transition from GAAP to IFRS is explained in Note 8.

(c)	Basis of Consolidation

These Interim Financial Statements include the accounts of the Company and all its subsidiaries (note 7).

The Company has determined that its investment in the Pebble Limited Partnership (the "Pebble Partnership"), a 50:50 limited partnership between the Company and Anglo-American plc ("Anglo"), each through wholly-owned affiliates, qualifies as an interest in a jointly controlled entity under IAS 31, Interests in Joint Ventures. The Company has elected to apply the equity method to account for its interest in the Pebble Partnership (note 8). The investment is carried in the statement of financial position at cost and adjusted by post-acquisition changes in the Company’s share of the net assets of the joint venture, less any impairments.

Inter-company balances and transactions, including any unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the Interim Financial Statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(d)	Business Combinations

Business combinations that occurred prior to January 1, 2008 were not accounted for in accordance with IFRS 3, Business Combinations ("IFRS 3") or IAS 27, Consolidated and Separate Financial Statements, in accordance with the IFRS 1 exemption discussed in Note 8.

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009 and 2008
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated)

of the acquired entity or acquiree, plus any costs directly attributable to the business combination. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, which are recognized and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. If, after reassessment, the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in profit or loss in the consolidated statements of comprehensive income or loss.

The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

(e)	Foreign Currencies

The functional and presentation currency of the Company is the Canadian dollar.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The Company has determined that the functional currency of the Pebble Partnership is the US dollar. Exchange differences arising from the translation of the net investment in the Pebble Partnership are taken directly to the foreign currency translation reserve in other comprehensive income.

(f)	Financial Instruments

Financial assets and liabilities:

Investments are recognized and derecognized on trade date where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value. Financial assets held are balances receivable from related parties, amounts receivable and prepayments, marketable securities and cash and cash equivalents. These are classified into the following specified categories: loans and receivables and other liabilities and available-for-sale ("AFS") financial assets. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Marketable securities held by the Company that are traded in an active market are classified as being AFS and are stated at fair value. Gains and losses arising from changes in fair value are recognized directly in other comprehensive income in the investments revaluation reserve with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit or loss in the consolidated statements of comprehensive income or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009 and 2008
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated)

loss previously recognized in the investments revaluation reserve is included in the profit or loss in the consolidated statements of comprehensive income or loss for the period.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the financial position reporting date. The change in fair value attributable to translation differences that result from a change in amortized cost of the asset is recognized in profit or loss, and other changes are recognized in other comprehensive income.

Amounts receivable, accounts payable and accrued liabilities that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

Impairment of financial assets:

Financial assets are assessed for indicators of impairment at each financial position reporting date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. For unlisted shares classified as AFS, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

For all other financial assets objective evidence of impairment could include:

    significant financial difficulty of the issuer or counterparty; or
    default or delinquency in interest or principal payments; or
    it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as amounts receivable and prepayments, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS equity securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

The Company does not have any derivative financial instruments.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009 and 2008
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated)

(g)	Exploration and Evaluation

Exploration and evaluation expenditure include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditure is expensed as incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss in the consolidated statements of comprehensive income or loss.

Capitalized costs, including general and administrative costs, are only allocated to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

(h)	Property, Plant and Equipment

Property, plant and equipment ("PPE") are carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of property, plant and equipment, less their estimated residual value, using the declining balance method at various rates ranging from 20% - 30% per annum.

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statements of comprehensive income or loss.

Where an item of plant and equipment consists of major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009 and 2008
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated)

(i)	Cash and Cash Equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash. The Company’s cash and cash equivalents are invested with major financial institutions in business accounts, bankers’ acceptances and in government treasury bills which are available on demand by the Company for its programs, and are not invested in any asset backed deposits/investments.

(j)	Impairment

At each financial position reporting date the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss in the consolidated statements of comprehensive profit or loss for the period. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss in the consolidated statements of comprehensive profit or loss.

(k)	Share Capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

(l)	Share-based payment transactions

The share option plan allows Company employees and consultants to acquire shares of the Company. The fair value of options granted is recognized as an employee or consultant expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date and each tranche is recognized on a straight line basis over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009 and 2008
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated)

(m)	Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting or taxable profit; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against that excess.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(n)	Asset Retirement Obligation

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation. Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

The Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009 and 2008
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated)

(o)	Loss per Share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

(p)	Segment Reporting

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

(q)	Significant Accounting Judgments and Estimates

The preparation of these Interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These Interim Financial Statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Interim Financial Statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.	the recoverability of amounts receivable and prepayments which are included in the condensed consolidated interim statements of financial position;

ii.	the carrying value of the investment in the Pebble Partnership and the recoverability of the carrying value which are included in the condensed consolidated interim statements of financial position;

iii.

the estimated useful lives of property, plant and equipment which are included in the condensed consolidated interim statement of financial position and the related depreciation included in the consolidated statements of comprehensive loss for the period ended June 30, 2009;

iv.	the inputs used in accounting for share-based compensation expense in the condensed consolidated interim statements of comprehensive loss; and

v.

the nil provision for income taxes which is included in the condensed consolidated interim statements of comprehensive loss and the composition of deferred income tax assets and liabilities included in the condensed consolidated interim statements of financial position at June 30, 2009.

(r)	New Standards Not Yet Adopted

Standards and interpretations issued but not yet effective:

    Amendments to IFRS 3, Business Combinations
    Amendments to IFRS 5, Non-current Assets Held for Sale and Discontinued Operations
    Amendments to IAS 16, Property, Plant and Equipment
    Amendments to IAS 27, Consolidated and Separate Financial Statements

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009 and 2008
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated)
    Amendments to IAS 28, Investments in Associates
    Amendments to IAS 31, Interests in Joint Ventures
    Amendments to IAS 40, Investment Property

The Company anticipates that the adoption of these standards and interpretations in future periods will have no material impact on the consolidated financial statements of the Company except for additional disclosures.

3.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At June 30, 2009, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b)	Issued share capital

At June 30, 2009 the issued share capital amounted to $368,571. The movement in issued share capital for the period was as follows:

	Number of shares	Amount
Balance at the beginning of the year	92,543,639	365,202
Donation of shares	75,000	437
Share purchase options exercised (3(c))	316,786	1,509
Fair value allocated to share purchase options exercised	–	1,423
Balance at end of the period	92,935,425	368,571

There were no movements in the issued share capital of the Company in the comparable interim period in 2008.

(c)	Share purchase option compensation plan

The Company has a share option plan approved by the shareholders that allows it to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees, and service providers. The share option plan (the "2008 Rolling Option Plan") is based on the maximum number of eligible shares equalling a rolling percentage of 10% of the Company's outstanding common shares, calculated from time to time. Pursuant to the 2008 Rolling Option Plan, if outstanding share purchase options are exercised or expire, and/or the number of issued and outstanding common shares of the Company increases, then the share purchase options available to grant under the plan increase proportionately. The exercise price of each share purchase option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts). Share purchase options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of share purchase options is at the discretion of the Board of Directors at the time the options are granted.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009 and 2008
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated)

The continuity of share purchase options for the period ended June 30, 2009 is as follows:

	Exercise	Dec 31			Expired /	Jun 30
Expiry date	price	2008	Granted	Exercised	cancelled	2009
April 30, 2009	$7.25	359,400	–	(15,000)	(344,400)	–
April 30, 2009	$9.81	50,000	–	–	(50,000)	–
April 30, 2009	$10.32	593,000	–	–	(593,000)	–
April 14, 2011	$9.74	1,461,668	–	–	(1,434,168)	27,500
April 30, 2011	$7.25	945,000	–	–	(765,000)	180,000
October 27, 2011	$3.00	221,877	–	(43,730)	(4,262)	173,885
February 2, 2012	$5.00	–	529,000	(36,166)	–	492,834
February 4, 2012	$5.00	–	2,168,200	(166,890)	(38,667)	1,962,643
February 20, 2012	$10.95	828,000	–	–	(678,000)	150,000
March 26, 2012	$8.25	–	25,000	–	–	25,000
April 11, 2013	$9.74	753,000	–	–	(678,000)	75,000
August 22, 2013	$5.35	40,000	–	–	–	40,000
October 27, 2013	$3.00	140,000	–	(10,000)	–	130,000
February 2, 2014	$5.00	–	2,063,000	(45,000)	–	2,018,000
February 4, 2014	$5.00	–	220,000	–	–	220,000
		5,391,945	5,005,200	(316,786)	(4,585,497)	5,494,862

Weighted average
exercise price		$8.90	$5.02	$4.77	$9.35	$5.23

During the period, the Company issued 4,980,200 options with an exercise price of $5.00 per common share, with expiry dates ranging from February 2, 2012 to February 4, 2014. The Company cancelled 4,585,497 options with exercise prices between $3.00 and $10.95 and with various expiry dates between April 30, 2009 and April 11, 2013. The Company determined that the new options are replacement options and as such, a modification of the cancelled options has occurred for accounting purposes. For modified options, the compensation expense is based on the fair value of the options on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option.

The weighted average assumptions used to estimate the fair value of options for the period ended June 30, 2009 and 2008 were:

	Three months ended		Six months ended
	June 30		June 30
	2009	2008	2009	2008
Risk-free interest rate	1.78%	3.05%	1.78%	3.32%
Expected life	3.86 years	3.68 years	3.86 years	3.72 years
Expected volatility	64%	53%	64%	57%
Expected dividend yield	Nil	Nil	Nil	Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009 and 2008
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated)

4.	LOSS (INCOME) PER SHARE

Basic and diluted loss (income) per share

The calculation of basic and diluted loss per share for the three and six months ended June 30, 2009 was based on the loss (income) attributable to common shareholders of $2,410 (2008 – $4,406) and $8,339 (2008 – $4,020) and the weighted average number of common shares outstanding of 92,727,854 (2008 – 92,543,639) and 92,643,311 (2008 – 92,543,639) respectively.

Diluted loss per share did not include the effect of 5,494,862 share purchase options as they are anti-dilutive.

5.	INVESTMENT IN THE PEBBLE LIMITED PARTNERSHIP

On July 26, 2007, the Company converted a wholly-owned general partnership formed in 2006 to hold its Pebble Property interest into a limited partnership, the Pebble Partnership, so that an indirect wholly-owned subsidiary of Anglo could subscribe for 50% of the Pebble Partnership's equity effective July 31, 2007. Each of the Company and Anglo American plc ("Anglo") has equal rights in the Pebble Partnership through wholly-owned affiliates. The purpose of the Pebble Partnership is to engineer, permit, construct and operate a modern, long-life mine at the Pebble Project. The Pebble Partnership's assets include the shares of two Alaskan subsidiaries which hold registered title to the claims. To maintain its 50% interest in the Pebble Partnership, Anglo is required to make staged cash investments into the Pebble Partnership aggregating to US$1.425 billion as discussed below.

Anglo’s staged investment requirements includes an initial minimum expenditure of US$125 million to be expended towards a prefeasibility study (funding completed in 2008) plus a requirement to fund additional expenditures approved by the board of the general partner (Pebble Mines Corp.) unless Anglo elects to terminate its rights and relinquish all its interests in the Pebble Partnership. After the completion and approval by the partners of the prefeasibility study, Anglo is required, in order to retain its 50% interest in the Pebble Partnership, to commit to further expenditures which bring its total investment to at least US$450 million which amount is to be expended in producing a final feasibility study and in related activities, the completion of which is expected to take the Pebble Partnership to a production decision. Upon an affirmative decision by the partnership to develop a mine, Anglo is required to commit to the remainder of the total investment of US$1.425 billion in order to retain its interest in the Pebble Partnership. Following completion of the US$1.425 billion expenditure, any further expenditure will be funded by Anglo and Northern Dynasty on a 50:50 basis. If the feasibility study is completed after 2011, Anglo’s overall funding requirement increases from US$1.425 billion to US$1.5 billion. The Pebble Partnership agreement provides for equal project control rights for both partners with no operator’s fees payable to either party.

The Company has determined that its investment in the Pebble Partnership qualifies as an interest in a jointly controlled entity under IAS 31, Interests in Joint Ventures, and has elected to apply the equity method in accounting for its interest in the Pebble Partnership. The Company’s share of the loss in the Pebble Partnership for the period was $Nil (2008 - $Nil) as the agreement with Anglo states that the distribution of losses funded by Anglo are allocated 100% to Anglo until the total investment of US$1.425 billion is met. The Company has not recognized losses relating to the Pebble Partnership totaling $32,625 in the period (2008 - $57,004), since the Company has no obligation in respect of these losses.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009 and 2008
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated)

Investment in Pebble Partnership	As at June 30	As at December 31
	2009	2008
Carrying value at the beginning of the year	$121,611	$98,976
Foreign currency translation	(5,491)	22,635
Carrying value at the end of the period	$116,120	$121,611

Summary financial information for the equity accounted investee, not adjusted for the percentage ownership held by the Company, is as follows:

	As at and for the six months
	ended June 30
	2009	2008
Ownership	50%	50%

Non-current assets	$566	$762
Current assets	11,867	12,253
Total assets	12,433	13,015
Current liabilities	6,625	12,073
Total liabilities	6,625	12,073
Expenses	32,625	57,004
Net loss	$32,625	$57,004

The results of the Pebble Partnership have not been included in the financial statements of the Company.

6.	RELATED PARTY BALANCES AND TRANSACTIONS

A number of key management personnel, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of the entities outlined below.

The following entity transacted with the Company in the reporting period. The terms and conditions of the transactions with key management personnel and their related parties were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non-key management personnel related entities on an arm’s length basis.

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

Transactions	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Services rendered:
Hunter Dickinson Services Inc.	$604	$312	$1,325	$836

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009 and 2008
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated)

	As at June 30	As at December 31
Related party balances receivable	2009	2008

Hunter Dickinson Services Inc.	$136	$149

Hunter Dickinson Services Inc. ("HDSI") is a private Company owned equally by several public companies, one of which is the Company. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated June 1, 2008. No interest is accrued on these related party balances.

7.	SUBSIDIARIES

		Proportion of
Name of Subsidiary	Place of Incorporation	Ownership Interest	Principal Activity
3537137 Canada Inc.	British Columbia, Canada	100%	Holding company
0796412 BC Ltd.	British Columbia, Canada	100%	Not active
Northern Dynasty Partnership	Alaska, USA	100%	Holding company

8	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in Note 2, these are the Company’s second Interim Financial Statements for the period covered by the first annual consolidated financial statements prepared in accordance with IFRS.

The accounting policies in Note 2 have been applied in preparing the Interim Financial Statements for the six months ended June 30, 2009, the comparative information for the six months ended June 30, 2008, the financial statements for the year ended December 31, 2008 and the preparation of an opening IFRS statement of financial position on January 1, 2008, the "Transition Date".

In preparing its opening IFRS statement of financial position, comparative information for the six months ended June 30, 2008 and financial statements for the year ended December 31, 2008, the Company has adjusted amounts reported previously in financial statements that were prepared in accordance with GAAP.

An explanation of how the transition from GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables.

The guidance for the first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to take the following IFRS 1 optional exemptions:

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009 and 2008
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated)
    to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;
    to apply the requirements of IFRS 2, Share-based payments, only to equity instruments granted after November 7, 2002 which had not vested as of the Transition Date; and
    to transfer all foreign currency translation differences, recognized as a separate component of equity, to deficit as at the Transition Date including those foreign currency differences which arise on adoption of IFRS.

Reconciliation of Assets, Liabilities & Equity

		As at January 1, 2008
		Effect of
	GAAP	transition to IFRS			IFRS
		Notes
		(a) (d)		Note

ASSETS
Non-current assets
Property, plant and equipment	$674	$(659)	$–		$15
Mineral property interest	168,222	(105,983)	–		–
		(62,239)	–		–
Investment in the Pebble Limited Partnership	–	98,976	–		98,976
Total non-current assets	168,896	(69,905)	–		98,991

Current assets
Balances receivable from related parties	27	1,193	–		1,220
Amounts receivable and prepayments	1,000	(125)	–		875
Marketable securities	13	–	–		13
Cash and cash equivalents	40,341	(1,213)	–		39,128
Total current assets	41,381	(145)	–		41,236

	$210,277	$(70,050)	$–		$140,227

EQUITY

Share capital	$365,202	$–	$–		$365,202
Reserves	18,015	–	(637)	(c)	17,378
Deficit	(273,906)	29,264	637	(c)	(244,005)
Total equity	109,311	29,264	–		138,575

LIABILITIES

Current liabilities
Balance payable to related parties	21	–	–		21
Accounts payable and accrued liabilities	7,607	(5,976)	–		1,631
Total current liabilities	7,628	(5,976)	–		1,652

Future income tax liability	57,786	(57,786)	–		–
Non-controlling interest	35,552	(35,552)	–		–

Total liabilities	100,966	(99,314)	–		1,652

	$210,277	$(70,050)	$–		$140,227

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009 and 2008
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated)

Reconciliation of Assets, Liabilities & Equity (continued)

		As at June 30, 2008
		Effect of
	GAAP	transition to IFRS			IFRS
		Notes
		(a) (d)		Note
ASSETS

Non-current assets
Property, plant and equipment	$773	$(758)	$–		$15
Mineral property interest	168,222	(105,983)	–		–
		(62,239)	–		–
Investment in the Pebble Limited Partnership	–	101,812	–		101,812
Total non-current assets	168,995	(67,168)	–		101,827
Current assets
Balances receivable from related parties	–	784	–		784
Amounts receivable and prepayments	2,534	(1,778)	–		756
Marketable securities	12	–	–		12
Cash and cash equivalents	49,005	(10,433)	–		38,572
Total current assets	51,551	(11,427)	–		40,124
	$220,546	$(78,595)	$–		$141,951

EQUITY

Share capital	$365,202	$–	$–		$365,202
Reserves	22,019	2,836	(195)	(c)	24,660
Deficit	(334,523)	86,303	195	(c)	(248,025)
Total equity	52,698	89,139	–		141,837

LIABILITIES
Current liabilities
Balance payable to related parties	237	(237)	–		–
Accounts payable and accrued liabilities	11,166	(11,052)	–		114
Total current liabilities	11,403	(11,289)	–		114

Future income tax liability	57,786	(57,786)	–		–
Non-controlling interest	98,659	(98,659)	–		–
Total liabilities	167,848	(167,734)	–		114
	$220,546	$(78,595)	$–		$141,951

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009 and 2008
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated)

Reconciliation of Assets, Liabilities & Equity (continued)

		As at December 31, 2008
		Effect of
	GAAP	transition to IFRS			IFRS
		Notes
		(a) (d)		Note
ASSETS
Non-current assets
Property, plant and equipment	$619	$(608)	$–		$11
Mineral property interest	168,222	(105,983)	–		–
		(62,239)	–		–
Investment in the Pebble Limited Partnership	–	121,611	–		121,611
Total non-current assets	168,841	(47,219)	–		121,622
Current assets
Balances receivable from related parties	–	149	–		149
Amounts receivable and prepayments	1,109	(944)	–		165
Marketable securities	2	–	–		2
Cash and cash equivalents	59,201	(13,235)	–		45,966
Total current assets	60,312	(14,030)	–		46,282
	$229,153	$(61,249)	$–		$167,904

EQUITY

Share capital	$365,202	$–	$–		$365,202
Reserves	22,485	23,571	1,654	(c)	47,710
Deficit	(423,812)	180,310	(1,654)	(c)	(245,156)
Total equity	(36,125)	203,881	–		167,756

LIABILITIES
Current liabilities
Balance payable to related parties	1,328	(1,328)	–		–
Accounts payable and accrued liabilities	12,015	(11,867)	–		148
Total current liabilities	13,343	(13,195)	–		148

Future income tax liability	57,753	(57,753)	–		–
Non-controlling interest	194,182	(194,182)	–		–
Total liabilities	265,278	(265,130)	–		148
	$229,153	$(61,249)	$–		$167,904

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009 and 2008
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated)

Reconciliation of Loss (Income) and Comprehensive Loss (Income)

		Six months ended June 30, 2008
		Effect of
	GAAP	transition to IFRS			IFRS
		Notes
		(a) (d)		Notes
Expenses (income)
Depreciation	$70	$(70)	$–		$–
Conference and travel	736	(633)	–		103
Exploration	52,881	(52,813)	–		68
Foreign exchange loss (gain)	(771)	(265)	–		(1,036)
Interest income	(693)	66	–		(627)
Legal, accounting and audit	364	(288)	–		76
Office and administration	3,645	(2,981)	–		664
Shareholder communication	138	–	–		138
Share-based compensation - exploration	1,662	–	–		1,662
Share-based compensation - administration	2,343	–	442	(c)	2,785
Trust and filing	187	–	–		187
Loss before taxes	60,562	(56,984)	442		4,020
Income taxes	55	(55)	–		–
Loss for the period	$60,617	$(57,039)	442		$4,020
Other comprehensive loss (income)
Unrealized loss on available-for-sale marketable securities	1	–	–		1
Exchange difference on translation of investment in the Pebble Limited
Partnership	–	–	(2,836)	(b)	(2,836)
Other comprehensive loss (income)	$1	$–	$(2,836)		$(2,835)
Total comprehensive loss	$60,618	$(57,039)	$(2,394)		$1,185

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009 and 2008
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated)

Reconciliation of Loss (Income) and Comprehensive Loss (Income) (continued)

		Year ended December 31, 2008
		Effect of
	GAAP	transition to IFRS			IFRS
		Notes
		(a) (d)		Notes
Expenses (income)
Depreciation	$182	$(178)	$–		$4
Conference and travel	1,756	(1,483)	–		273
Exploration	140,603	(140,195)	–		408
Foreign exchange loss (gain)	(9,168)	38	–		(9,130)
Interest income	(1,268)	153	–		(1,115)
Legal, accounting and audit	1,141	(771)	–		370
Office and administration	10,657	(8,644)	–		2,013
Shareholder communication	384	–	–		384
Share-based compensation - exploration	1,641	–	–		1,641
Share-based compensation - administration	3,776	–	2,291	(c)	6,067
Trust and filing	235	–	–		235
Loss before taxes	149,939	(151,080)	2,291		1,150
Income taxes	–	–	–		–
Future income tax recovery	(33)	33	–		–
Loss for the period	$149,906	$(151,047)	$2,291		$1,150
Other comprehensive loss (income)
Unrealized loss on available-for-sale marketable securities	11	–	–		11
Exchange difference on translation of investment in the Pebble Limited
Partnership	936	(23,571)	–		(22,635)
Other comprehensive loss (income)	$947	$(23,571)	$–		$(22,624)
Total comprehensive loss (income)	$150,853	$(174,618)	$2,291		$(21,474)

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009 and 2008
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated)

Reconciliation of Cash Flows

		Six months ended June 30, 2008
		Effect of
	GAAP	transition to IFRS			IFRS
		Notes
		(a) (d)		Notes
Operating activities
Loss for the period	$(60,617)	$57,039	$(442)	(c)	$(4,020)
Contributions from non-controlling interest	63,107	(63,107)	–		–
Depreciation	70	(70)	–		–
Share-based compensation	4,005	–	442	(c)	4,447
Changes in non-cash working capital	2,268	(3,251)	–		(983)
Cash and equivalents provided by (used in) operating activities	8,833	(9,389)	–		(556)
Cash and equivalents used for investing activities	(169)	169	–		–
Cash provided from financing activities	–	–	–		–
Increase (decrease) in cash and cash equivalents	8,664	(9,220)	–		(556)
Cash and cash equivalents, beginning of period	40,341	(1,213)	–		39,128
Cash and cash equivalents, end of period	$49,005	$(10,433)	$–		$38,572

		Year ended December 31, 2008
		Effect of
	GAAP	transition to IFRS			IFRS
		Notes
		(a) (d)		Notes
Operating activities
Loss for the period	$(149,906)	$151,080	$(2,324)	(c) (b)	$(1,150)
Contributions from non-controlling interest	157,843	(157,872)	33	(b)	4
Share-based compensation	5,417	–	2,291	(c)	7,708
Changes in non-cash working capital	5,633	(5,357)	–		276
Cash and equivalents provided by operating activities	18,987	(12,149)	–		6,838
Cash and equivalents used for investing activities	(127)	127	–		–
Cash provided from financing activities	–	–	–		–
Increase in cash and cash equivalents	18,860	(12,022)	–		6,838
Cash and cash equivalents, beginning of year	40,341	(1,213)	–		39,128
Cash and cash equivalents, end of year	$59,201	$(13,235)	$–		$45,966

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009 and 2008
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated)

Notes to Reconciliations

(a)	Basis of Consolidation

Under GAAP, the Company accounted for its interest in the Pebble Partnership as a variable interest entity with the Company as the primary beneficiary. Accordingly, the Company consolidated 100% of the Pebble Partnership, and recognized a non-controlling interest.

IFRS does not include the concept of a variable interest entity. IFRS requires the Company to consolidate entities including Special Purpose Entities only where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. On application of IFRS, the Company has determined that it has joint control of the Pebble Partnership and can elect to use either the equity method or proportionate consolidation method to account for its interest in the Pebble Partnership.

The Company has elected to apply the equity method to account for its interest in the Pebble Partnership, and the carrying value of the investment is the Company’s cost of investment to date in US dollars.

(b)	Cumulative translation differences

IFRS requires that the functional currency of each entity of the Company be determined separately. The Company has determined that as at the Transition Date the Canadian dollar was the functional currency of all entities in the Company except the Pebble Partnership which has a US dollar functional currency. In accordance with IFRS 1 optional exemptions, the Company elected to transfer the cumulative translation differences, recognized as a separate component of equity, to deficit at the Transition Date. Under GAAP, the Pebble Partnership was defined as an integrated foreign operation from the date the Pebble Partnership was formed ("formation date") to the Transition Date and therefore no foreign exchange translation in equity was noted. Under IFRS, the Pebble Partnership has a US dollar functional currency since the formation date and therefore as at the Transition Date a foreign exchange translation reserve of $7,554 had accumulated. In electing to take this IFRS 1 exemption, the Company has transferred this foreign exchange translation reserve at the Transition Date to deficit. For the period ended June 30, 2008 and for the year ended December 31, 2008, shareholders’ equity increased due to an increase in the foreign currency translation reserve of $2,836 and $22,635 respectively with a corresponding increase in the equity investment in the Pebble Partnership.

(c)	Share-based Payment

Under GAAP, the Company measured share-based compensation related to share purchase options at the fair value of the options granted using the Black-Scholes option pricing formula and recognized this expense over the vesting period of the options. For the purpose of accounting for share based payment transactions an individual is classified as an employee when the individual is consistently represented to be an employee under law. The fair value of the share purchase options granted to employees is measured on the date of grant. The fair value of share purchase options granted to contractors and consultants are measured on the date the services are completed. Forfeitures are recognized as they occur.

IFRS 2, similar to GAAP, requires the Company to measure share-based compensation related to share purchase options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, for share purchase options granted to non- employees, IFRS requires that share-based compensation be measured at the fair value of the services received unless the fair value cannot be reliably measured. For the purpose of accounting for share based

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2009 and 2008
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated)

payment transactions an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that previously applied by the Company and resulted in certain contractors and consultants being classified as employees under IFRS.

For the share purchase options granted to individuals reclassified, changes in fair value after the grant date previously recognized for GAAP purposes have been adjusted. The adjustments were calculated only for unvested options issued and outstanding as of and after the Transition Date.

(d)	Deferred Tax on Mineral Properties

Under GAAP, the Company, in determination of the net loss from its interest in the Pebble Partnership, recognized a future income tax liability on temporary differences arising on the initial recognition of the Pebble Partnership mineral property interest (where the fair value of the asset acquired exceeded its tax basis) in a transaction which was not a business combination and affected neither accounting profit or loss nor taxable profit or loss. IAS 12, Income Taxes does not permit the recognition of deferred taxes on such transactions.

As of the Transition Date and December 31, 2008, the Company has derecognized the impacts of all future income tax liabilities which had previously been recognized on the initial acquisition of the investment in the Pebble Partnership through transactions deemed not to be business combinations and affecting neither accounting profit or loss nor taxable profit or loss.